Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ENERGY CORPORATION CONFIRMS CDN $0.02 CASH DIVIDEND
PAYABLE MARCH 16, 2015 AND ANNOUNCES RELEASE DATE FOR ITS 2014
YEAR-END RESULTS AND CONFERENCE CALL DETAILS

(Calgary, February 12, 2015) – As previously announced on January 21, 2015, Pengrowth’s March 16, 2015 cash dividend will be Cdn $0.02 per common share. The ex-dividend date is February 20, 2015. The dividend will be payable to all shareholders who hold Pengrowth shares at the close of business on the record date of February 24, 2015.

The dividend of Cdn $0.02 per common share is equivalent to approximately U.S. $0.016 per common share using a Canadian/U.S. dollar exchange rate of Cdn $1.00:U.S. $0.802. The actual U.S. dollar equivalent of the dividend will be based upon the actual Canadian/U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes for U.S. residents who hold their Pengrowth shares in taxable accounts.

The above dividend has been designated as an “eligible dividend” for Canadian income tax purposes. Pengrowth’s dividends are also considered “qualified dividends” for U.S. income tax purposes.

Pengrowth’s Board of Directors and management regularly review the level of dividends. Pengrowth’s Board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements and the availability of debt and equity capital. Dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements.

2014 Year-end Results Release Date and Conference Call Details

Pengrowth plans to release its 2014 fourth quarter and annual results on Thursday, February 26, 2015, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 6:30 A.M. Mountain Time (MT) on Friday, February 27, 2015, during which management will review Pengrowth's results and respond to questions from the investment community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (800) 355-4959 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/6323

A telephone replay will be available through to midnight Eastern Time on March 6, 2015 by dialing (800) 408-3053 and entering passcode number 8110515.

A replay of the audio webcast will also be available on the Pengrowth website at www.pengrowth.com

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com